sapa:

02 DEC 30 AM 8:23

02-12-17

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549
UNITED STATES

02060829

SUPPL

Re: Sapa AB (File No 82-4589) – Rule 12g3-2(b)

Ladies and Gentlemen,

In connection with the Sapa AB's (the "Company's) exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find press release of 17 December 2002:

Sapa signs 40 MSEK order

These materials are being furnished under paragraph (b) (1) (i) of Rule 12g3-2(b) of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +46 8 459 59 00 if you have any further comments or questions regarding the enclosures.

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

Very truly yours,

Gabriella Pihl for

Magnus Wittbom
General Counsel

Enclosure

Sapa AB
Postal Address **Box 5505, 114 85 Stockholm** Office Address **Humlegårdsgatan 17** Org no **556001-6122**
Telephone **+46-8-459 59 00** Fax **+46-8-459 59 50** Internet www.sapagroup.com

sapa:

Press Release

17 December 2002

Sapa signs 40 MSEK order

Sapa Aluminium BV in Holland has secured a 40 MSEK order from Armada Outdoor International.

Cycling is very popular in Holland. In order to promote public transport and to prevent the theft of bicycles, Armada Outdoor International, a leading producer in Europe of modular street furniture, has in co-operation with Sapa, developed a new type of bicycle shelters. The bicycle shelters will be installed at all railway stations in Holland until 2006.

The aluminium profiles form the base-frame for the bicycle shelters. When the project is finished, the shelters offer space for more than 100.000 bicycles. The profiles will be produced in Sapa's production facilities in Sweden and Holland. All further processing will take place in Holland where the profiles also will be coated with a special anti graffiti paint.

"Aluminium profiles are well suited for outdoor projects like this, where demand for strength and corrosion resistance is high. The order is the result from a close co-operation between Armada Outdoor International and Sapa", says Jos van Leeuwen, MD at Sapa Aluminium BV.

For further information please contact Jos van Leeuwen, MD Sapa Aluminium BV, telephone: +31 598 319 911 or Gabriella Pihl, Communications Manager, telephone +46-8-459 59 62.

Sapa is an international industrial group, which develops and markets value-added aluminium profiles, profile-based components and systems, and heat exchanger strip in aluminium. Sapa has an annual turnover of approximately 12 billion SEK, with 6,500 employees all over Europe and in USA and China. Sapa is one of Europe's leading companies within its field and the customers are found in the transport, building, engineering and telecom industries. Sapa is listed on the O-list of Stockholmsbörsen.

Further information about Sapa can be found on our web site www.sapagroup.com

Sapa AB

Postal Address Box 5505, 114 85 Stockholm Office Address Humlegårdsgatan 17 Org no 556001-6122
Telephone +46-8-459 59 00 Fax +46-8-459 59 50 Internet www.sapagroup.com